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Filed pursuant to 424(b)(3)
Registration # 333-63656

SUPPLEMENT NO. 1
DATED OCTOBER 1, 2002
TO THE PROSPECTUS DATED MAY 7, 2002
OF CORNERSTONE REALTY FUND, LLC

        We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement, dated October 1, 2002, to our prospectus dated May 7, 2002, adds information to the "Business" section by adding a new section entitled "Real Property Investments" and updates information in the "Management's Discussion and Analysis of Our Financial Condition and Results of Operations" section of our prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained in our prospectus and our sticker supplement thereto, dated August 13, 2002, and must be read in conjunction with our prospectus.

        The following section entitled "Real Property Investments," regarding properties that we acquired or may acquire, is inserted on page 33 of our prospectus at the end of the "Business" section.

Real Property Investments

Normandie Business Center, Torrance, CA

        On September 27, 2002, we acquired an existing multi-tenant industrial park known as Normandie Business Center. Normandie Business Center is located on approximately 2.45 acres and is comprised of two single-story buildings containing a total of 48,797 leasable square feet. Our total acquisition cost, including expenses, was approximately $3,915,000. This amount may also increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $80 per square foot of leasable space.

        The property is located in Torrance, California, and is in the South Bay submarket of Los Angeles. The South Bay is the largest and most active industrial submarket in Los Angeles County and enjoys a 4% vacancy rate. Normandie Business Center was 96.3% leased on the acquisition date. The property has exhibited high historical occupancy rates and above-average rental rate growth as shown below.

Year Ending December 31		Average Annual Occupancy (%)	Average Annual Rent Per Sq. Foot ($)
1997		data unavailable	data unavailable
1998		data unavailable	data unavailable
1999	(1)	90.78%	7.39
2000		90.07%	7.79
2001		89.41%	8.07
2002-YTD		93.50%	8.72
Current		96.30%	9.03

(1)
reflects partial year data

        We purchased this property with our own funds, without debt financing.

        In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market. We believe that this property is well located, has good roadway access and will attract quality tenants. This property will be subject to competition from similar multi-tenant industrial parks within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

        The property was built in 1989 and based upon our building inspection, the property is in good physical condition. We intend to make modest repairs and improvements to this property over the next few years. In addition to standard industry reserves for repairs and maintenance, we have budgeted approximately $150,000 for short- and long-term capital improvements.

        No single tenant leases more than 10% of the total leasable area of the property, nor does any tenant have rights to acquire the property or portions thereof.

        For federal income tax purposes, the depreciable basis of the property will be approximately $2,125,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 39 years.

        As of September 27, 2002, a total of 47,154 square feet was leased to 28 tenants. The following table sets forth certain information with respect to those leases:

Tenant Name	Approximate leasable area leased (sq. ft.)	Expiration date	Renewal Options	Current Annual Rent	Base rent per sq.ft. per annum
American Stone Designs	2,555	Mar-06		24,632	9.64
BM Foreign Cars	2,190	Mar-05		20,420	9.32
Charles C. Ewing	1,825	Nov-05	5 yr.	18,497	10.14
D. Rossini/D.R. Custom Cabinet	2,920	Jul-04		28,512	9.76
Esequiel Cervantes/EC Auto	1,825	Apr-05		17,193	9.42
European Auto Repair	1,200	Jun-03		9,641	8.03
Gardena Brake and Alignment	2,343	Oct-03		20,518	8.76
Serrano Company	2,190	Mar-07		22,864	10.44
H. Jimenez/Henry's Auto	2,908	Oct-02		29,662	10.20
Hisayoshi Fruit/Enonvativ For	1,825	Aug-03		18,722	9.96
J. Nunez/GT Banner Supply	1,200	Mar-03		10,735	8.95
Kanoko, Inc.	3,358	Aug-04		33,542	9.99
Kwok Lim Yue/Promis Auto	1,200	Feb-05		10,684	8.90
Lance Richlin	1,200	Aug-03		10,735	8.95
M. Lozano/Toespeed Fabricators	1,200	M-T-M		11,165	9.30
K. Smuckler/NYCE Motorsports	2,190	Feb-05		22,338	10.20
Philip Lee/Pro Audio	1,825	Apr-05		19,053	10.44
Robert Hilden, Jr.	1,200	Jul-03		10,735	8.95
Sean Willett	1,200	Oct-02		9,360	7.80
Y. Morishima/Y's Export	1,200	M-T-M		12,580	10.48
D. Rossini/D.R. Custom Cabinet	1,200	Feb-03		9,648	8.04
Edgeion, Inc.	1,200	Feb-05		9,648	8.04
Mary Lou Davis	1,200	Apr-04	—	9,648	8.04
Bertram Balch & Peter Balch	1,200	Apr-03	—	9,648	8.04
S. Fumihira/La Selva	1,200	May-05	—	9,648	8.04
S. Church/Church Automotive	1,200	Jun-04	—	9,648	8.04
J. Sanabria/Acrylic Aquariums	1,200	Aug-05	—	10,512	8.76
I. Restrepo/South Bay Welding	1,200	Sep-05	—	10,512	8.76

        The following table sets forth lease expiration information for the next ten years, assuming the one tenant with a renewal option does not exercise its right to renew:

Year Ending Dec. 31	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)
2002	4	6,508	62,767	13.29%	13.48%
2003	8	11,368	100,998	23.21%	21.01%
2004	4	8,678	84,126	17.72%	16.98%
2005	10	15,855	160,105	32.37%	31.43%
2006	1	2,555	26,916	5.22%	5.14%
2007	1	2,190	25,733	4.47%	4.78%
2008	0	0	0	0.00%	0.00%
2009	0	0	0	0.00%	0.00%
2010	0	0	0	0.00%	0.00%
2011	0	0	0	0.00%	0.00%

        We received an appraisal which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value for Normandie Business Center as of February 1, 2002, of $3,900,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value. In addition, appraisals do not adjust for acquisition and closing costs which amounted to approximately $50,000 for this property.

Management's Discussion and Analysis of Our Financial Condition and Results of Operations

The following new subsection is inserted at the end of this section on page 13 of our prospectus.

Recent Developments

        On September 27, 2002, the Cornerstone Realty Fund, LLC acquired an existing multi-tenant industrial business park known as the Normandie Business Center. The property is situated on approximately 2.45 acres of land and consists of two, single-story, concrete warehouse buildings containing a total of approximately 48,797 square feet of leasable space.

        The property is located in Torrance, California which is part of the larger South Bay industrial sub-market of Los Angeles County. The South Bay is one of the largest and strongest industrial submarkets in Los Angeles County accounting for 26% of all industrial sales and leasing activity in Los Angeles County as reported for the second quarter 2002.

        The South Bay industrial market enjoys a very low overall vacancy rate of only 3.8% as reported for the second quarter of 2002. The overall Los Angeles industrial market is considered to be one of the three leading industrial markets in the United States.

        The Normandie Business Center contains a total of 29 individual tenant spaces. Individual tenant spaces at the property range in size from approximately 1,200 square feet up to approximately 3,358 square feet. The average tenant space is 1,682 square feet in size and consists of approximately 1,382 square feet of warehouse space and approximately 300 square feet of office space.

        As of the date of our acquisition, the property was 96.3% leased at an average monthly rental rate of $0.85 per leasable square foot. Monthly operating expenses at the property, excluding leasing commissions, tenant improvements and reserves for future improvements are estimated at $0.20 per leasable square foot of space at the property.

        The occupancy rate required at the property for a break-even cash flow, based on property level operating expenses as described above, is estimated at approximately 23.5%. This will vary based on future market conditions, rental rates and property level operating expenses. The occupancy rate at the property as of the date of our acquisition is 96.3%

        Our total acquisition cost, including expenses, was approximately $3,915,000. This amount may increase by additional costs which have not yet been finally determined. We expect any such additionally costs not to be material to the transaction. At $3,915,000, our acquisition cost equates to approximately $80.23 per square foot of leasable space.

        The current estimated cost to replace the land, buildings and improvements at the Normandie Business Center as of our date of acquisition is calculated at approximately $5,600,000. This estimated replacement cost equates to approximately $114.76 square foot. Our acquisition price for the Normandie Business Center equates to an approximate 30% discount from the estimated cost of building this property new.

        We purchased this property with our own funds, without any debt financing.

        Including the Normandie Business Center, there are approximately fourteen multi-tenant industrial projects in the immediate local area of the South Bay marketplace which are believed to be the most competitive in attracting tenants similar to those at the Normandie Business Center. As of the date of the most recent competitive market analysis, the average vacancy rate for the fourteen projects deemed to be most competitive totaled approximately 5.5%. With a 3.7% vacancy rate as of the date of our acquisition, the Normandie Business Center had a lower overall vacancy rate than eight of the thirteen projects deemed to be most directly competitive in the market.

        The South Bay industrial market of Los Angeles County is considered to be an established, infill market where there is very little land available for the development of new competitive multi-tenant industrial projects.

        In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.

        The property was built in 1989 and based upon our inspection of the building, the property is in good physical condition with relatively minor levels of deferred maintenance. We intend to make modest repairs and improvements to this property over the next few years. In addition to standard industry reserves for repairs and maintenance, we have budgeted approximately $150,000 for leasing commissions, tenant improvements and other capital expenditures to be incurred over our expected holding period for the property.

        No single tenant leases more than 10% of the total leasable space at the property, nor does any tenant have rights to acquire the property or portions thereof.

        For federal income tax purposes, the depreciable basis of the property will be approximately $2,125,000. When we calculate depreciation expense for tax purposes, we will use the straight line method. We depreciate buildings and improvements based upon estimated useful lives of 39 years.

Liquidity

        As of September 30, 2002, the Fund has received $7,327,500 of gross proceeds from the sale of membership units, which have been registered for sale under the Securities Act of 1933, as amended, and under various state securities laws.

Capital Resources

        The Fund intends to use the net proceeds from the sale of its units to acquire multi-tenant industrial properties and for capital improvements, operating and other reserves. As of September 30, 2002 the fund has made its initial property purchase. See "Business—Real Property Leases" for a description of the property.

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SUPPLEMENT NO. 1 DATED OCTOBER 1, 2002 TO THE PROSPECTUS DATED MAY 7, 2002 OF CORNERSTONE REALTY FUND, LLC
Real Property Investments